Contact

www.linkedin.com/in/tsricco
(LinkedIn)

Top Skills

Team Building
Mechanical Engineering
Fundraising

Languages

English (Native or Bilingual)
German (Elementary)
Spanish (Elementary)

Toby Ricco

Passionate founder powering the future of ebikes and micromobility
San Francisco, California, United States

Summary

An avid engineer who grew up tinkering in the garage building dozens of electric vehicles (scooters, go-karts, hoverboards, you name it). Starting at the age of 17 I polished my skills at what was a tiny startup, Tesla Motors, working on products from architecture and prototype to production across Powerwall, Powerpack, Model S, X, and 3.

Exceedingly excited to build my next endeavor, Bimotal, into an incredibly impactful organization that makes it easier for people move with a lower carbon footprint.

Experience

Bimotal Inc.

Founder and CEO
February 2019 - Present (4 years 7 months)
San Francisco Bay Area

Building the future of micro electric powertrains. Ultra small, compact, lightweight motor systems to power bikes, scooters, 3-wheel vehicles, wheelchairs, robotic platforms, and more.

Tesla Motors

Power Electronics Technical Lead
July 2014 - February 2019 (4 years 8 months)
Palo Alto, CA

Power electronics design engineer responsible for stationary storage Tesla Energy power electronics DCDC converter, Model X charger components, and Model 3 charger components. Designing plastics, busbars, magnetics, extruded parts, heat sinks and thermal interfaces. Thermal simulation with STAR CCM and 3D modeling with CATIA software packages. Managing contract manufacturers, helping with reliability testing, and involved across all stages of design, validation, and production.

UC Berkeley
Mechanical Engineering Masters Degree, 3.96 GPA
August 2013 - May 2014 (10 months)

Focused on mechanical engineering design related to energy topics. Took courses on power electronics, design, control systems, and biomimetics. Student instructor for ME 229 - Design of Basic Electro-mechanical Devices.

Tesla Motors
Intern
June 2009 - September 2012 (3 years 4 months)
Palo Alto, CA

Summer 2012, Power Electronics: Ran thermal tests and investigated alternate thermal interface designs for next-gen charger. Designed (3D modeling in CATIA), prototyped, & validated injection-molded parts to reduce charger manufacturing costs. Ran electrostatic and thermal tests on different types of high-temp plastics.

Summer 2010, Battery Test Lab: Setup/ran validation tests for Daimler Smart Car battery packs. Logged, parsed, graphed data using Matlab. Wrote test reports: battery pack performance, defects, changes from previous design cycle. Designed (in SolidWorks) and built test equipment to calibrate battery pack power cycler settings. Basic CATIA [CAD program] training.

Summer 2009, Charging Systems: Worked as a technician, and mechanical engineering intern. Experience with high voltage AC and DC wiring, basic lab tests, and creating documentation (manufacturing instructions).

Accel Biotech
Intern
May 2011 - July 2011 (3 months)

Assembled wire harness, performed incoming inspection for precision machined parts and handled some amount of re-work with involved manual lathe and mill machines.

Cambrian Go-Karts
Mechanic
June 2008 - June 2009 (1 year 1 month)

Electric scooter repair person. Debugged, diagnosed, and repaired electric scooters that did not function. Wire lights, motor controllers, hall sensor throttles, adjusted brakes and chains, replaced tires.

Education

University of California, Berkeley

Mechanical Engineering, Master's of Science (M.S.) · (2013 - 2014)

University of California, Berkeley

Bachelor's of Science, Mechanical Engineering · (2009 - 2013)